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                                                   Filed by Cantel Medical Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                          Subject Company:  Minntech Corporation
                                               Commission File Number: 000-11278

THE FOLLOWING TEXT IS A TRANSCRIPT OF A CONFERENCE CALL HELD BY CANTEL MEDICAL CORP. ON MAY 31, 2001.




                           CANTEL MEDICAL CORPORATION

                            MODERATOR: CHARLES DIKER
                                  MAY 31, 2001
                                  1:30 P.M. CT



OPERATOR: Good day, everyone, and welcome to the Cantel Medical Corporation conference call. Today's call is being recorded. For opening remarks and introductions, I would like to turn the call over to the Chairman of Cantel Medical Corporation, Mr. Charles Diker. Please go ahead, sir.

CHARLES DIKER:  Thank you.

             Good afternoon and thank you for joining us to discuss the acquisition by Cantel of the Minntech Corporation as announced in the press release earlier today. Jim Reilly, President of Cantel, will not be participating on the conference call today. Jim has had a long-standing commitment to be in Europe this week, which could not be changed.

             Joining us on this call this afternoon are Roy Malkin, President of our MediVators subsidiary; William Vella, President of Carsen Group; and Craig Sheldon, Vice President and Controller of Cantel. Also on line is Gail Weinstein, a partner in the law firm of Fried Frank, and she will be here to answer any questions having any legal connotations.

             Before getting started, I'd like to point out to everybody the Safe Harbor Statement contained in the earlier press release. In addition, this conference call may contain forward-looking statements.

             All forward-looking statements involve risks and uncertainties, including, without limitations, the risks detailed in the company's filings and reports with the Securities and Exchange Commission. Such statements are only predictions, and actual events or results may

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differ materially from those projected.

             As you all must know, Cantel has signed an agreement approved unanimously by the boards of both companies to acquire the Minntech Corporation for $10.50 per Minntech share, which, based on the number of shares to be acquired, would represent a transaction value of approximately $70 million. The purchase price will be a combination of $6.25 in cash and a fraction of a share of common stock of Cantel, having a value of $4.25, which will be determined based on the average closing price of Cantel's stock during a defined period ending shortly before the merger.

             We expect to close the transaction during the third calendar quarter of this year. The combined companies currently have no debt and approximately $19 million in cash. In order to finance the above $6.25 of cash per share, we have a firm commitment letter from Fleet Bank to supplement our own cash.

             Let me begin by giving you a brief summary of Cantel. Cantel Medical Corp. is a healthcare company concentrating primarily in infection prevention and control products, device reprocessing, and diagnostic and therapeutic medical equipment.

             Through its United States subsidiary, MediVators, Cantel serves customers worldwide by designing, developing, manufacturing, marketing, and distributing innovative products to the infection prevention and control industry. The primary MediVator products are a comprehensive line of endoscope reprocessing equipment sold worldwide.

             As of three months ago, we introduced our first disinfectant chemical, Rapicide, to be used in MediVators and competitive equipment, which gives us another recurring sales annuity.

             Through its Canadian subsidiary, Carsen Group, Incorporated, Cantel markets and distributes medical equipment including flexible and rigid endoscopes, precision instruments including microscopes and high performance image analysis hardware and software, and industrial equipment including remote visual inspection devices. Cantel's subsidiaries also provide technical maintenance services for their own products as well as for certain competitive products.

             I'm now going to call on Craig Sheldon, our Chief Financial Officer, to give you some historical numbers on Cantel.

             Craig?

CRAIG SHELDON: Thank you, Chuck. Let me just give a brief overview of the operations of Cantel over the last number of years.

             Consolidated sales for Cantel have increased steadily since 1996, which was the year that Cantel acquired the MediVators operation. The compounded annual growth rate of the company's sales since 1996 and up through July of 2001 will be approximately 15 percent.

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             In fiscal 2001, for the nine months ended April 30, 2001,
consolidated sales of the company were $34.1 million, which is an increase of approximately 18 percent over the nine months of the prior year. In particular, the MediVators operation has demonstrated significant growth, with annual compounded growth rates of approximately 22 percent over the five-year period from 1996 through 2000. Gross profits for the company has steadily increased since 1996 and are now approximately 41 percent of sales.

             In looking at earnings, our earnings before interest, taxes, depreciation, and amortization, or EBITDA, for the fiscal year ended July of 2000 was $5.6 million, or 13.7 percent of sales. EBITDA had a compounded annual growth rate for that same five-year period from 1996 through 2000 of approximately 27-and-a-half percent.

             Earnings per share for fiscal year ended July of 2000 was 63 cents. This compares with 17 cents in diluted earnings per share in fiscal 1996. So over that time period, we've had an annual compounded growth rate of earnings per share of 39 percent.

             During the initial nine months of fiscal 2001 ended April 30, 2001, earnings per share was 58 cents, which is a 54-percent increase from the prior year's nine-month period. On an income from continuing operations basis, the year-to-year increase was actually 65 percent.

             This percentage increase in income from continuing operations actually exceeded the increase in earnings per share that I mentioned a moment ago. The reason for this is because Cantel's weighted average shares have increased during the current year period due to the fact that the company's stock price has increased, and this has caused the growth rate in earnings per share to be slightly lower than income from continuing operations.

             In terms of the balance sheet, Cantel has -- overall has a very strong balance sheet. We are completely out of debt and have stockholders equity of approximately $20.1 million and a book value per share of 4.5, which is calculated on approximately four-and-a-half million outstanding shares.

             So that's a brief recap of the Cantel operations. I will now turn it back to Chuck Diker.

             Chuck?

CHARLES DIKER: Thank you, Craig. Now let us discuss Minntech.

             Minntech is a leading developer, manufacturer, and marketer of disinfection reprocessing systems for renal dialysis as well as filtration and separation and other products for medical and non-medical applications. This acquisition is part of our strategic plan to further solidify our position as a leader in infection control and medical device reprocessing.

             We see many benefits to the merger with Minntech, but among the more significant would be the following. Number one, the merger would create a combined company with

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approximately $125 million in revenues as we stand today.

             Number two, the addition of Minntech would be immediately accretive to our earnings on a fully diluted share basis.

             Number three, the merger would launch Cantel to another level in leveraging its consistent track record of leadership, expertise, and operating performance in the growing areas of infection control and medical device reprocessing.

             Number four, the Minntech Corporation has a robust technology platform that has been supported by over $3 million per annum in R&D spending. Some of the assets that we are acquiring are 150 patented medical technologies, including 87 patent applications that are pending. We don't believe this technology platform has ever been fully exploited, and we believe it will enable Cantel to address a broader range of infection control needs as well as to develop a host of new products for other medical and industrial filtration users.

             Number five, we, therefore, see the potential to open up many new growth markets for us and Minntech, while at the same time leveraging Cantel's strong management, R&D, and manufacturing capabilities.

             Number six, in addition, we are expanding our healthcare expertise on our own board of directors with the addition of Dr. Fred Shapiro, a nationally recognized nephrologist who not only was a co-founder of Minntech, but who also was instrumental in the development of many of the core technologies that Minntech utilizes today.

             Number seven, at the present time, the combined companies have a strong European customer base of operations, including Minntech's manufacturing and sales support center in the Netherlands, and we are also developing an equally strong foothold in Asia. These areas are not only ripe for expansion for Cantel, but also for Minntech, particularly in Asia, as the level of reprocessing of medical devices is significantly less there than currently experienced in the United States.

             Number eight, we see a lot of cost synergies and benefits to the merger, which we believe will make both operations more efficient and productive. As two quick examples, MediVators sells a significant amount of consumables, including filters, in the course of a year. MediVators has always outsourced these products, since the level of sales, while significant and growing, did not warrant establishing in-house manufacturing.

             With the acquisition of Minntech, we can now manufacture some of our needs internally. Likewise, Minntech has the technology to manufacture a broad range of chemicals, which, as many of you know, we see representing a more significant and profitable segment of Cantel's business in the future.

             Both our MediVators division and Minntech are located in the Minneapolis area, and we see significant benefits deriving from the close working operations of the two entities.

             Number nine, as many of you may know, we have a significant domestic NOL, which will allow us to shelter a significant portion of Minntech's earnings for the next few years.

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             I would now like to introduce Roy Malkin, President of our
MediVators division, who will expand on many of the benefits outlined above.

             Roy?

ROY MALKIN: Thanks, Chuck, and good afternoon, folks. The acquisition of Minntech represents some distinct opportunities for Cantel in major areas that Chuck has alluded to.

             First, as Chuck said, it allows us to further augment Cantel's strong device reprocessing presence within the hospital endoscopy department by moving outside our current hospital base and acquiring a market leadership role in the reprocessing of multiple-use dialyzers that are typically used during renal dialysis procedures. In addition to this expanded market coverage, by combining the efforts of Minntech's very strong electromechanical product development capability with its major expertise in the device reprocessing area with MediVators product development team, time to market for our new products will be significantly reduced. This will accelerate our growth in current served markets and facilitate the expansion of our device reprocessing activities into other markets and other applications.

             The second major area of promise is in the chemistry manufacturing. As Chuck stated, earlier this year, Cantel made a very successful entrance into the liquid chemical germicide market.

             Cantel's future product offerings in this area and corresponding increases in market penetration will be greatly enhanced through Minntech's chemistry development and manufacturing capabilities. We plan to incorporate Minntech's current capabilities with those of our strategic chemistry partners that are located in Australia and Europe and in the United States to provide what I believe will be the most comprehensive array of single and multiple-use disinfectants, sterilents, and cleaners.

             Lastly, and perhaps the most exciting area for Cantel, growth will rest in Minntech's filtration and separation business area. This area encompasses exceptional manufacturing expertise, a lot of proprietary technologies, unsurpassed clinical applications capabilities. From emerging therapeutic blood applications that may some day treat AIDS or cancer patients, to unique water filtration devices, Minntech is truly on the forefront of the technological development.

             In addition, we believe that the merger will immediately provide us with the appropriate resources, as Chuck mentioned, to dramatically improve our filtration systems, make them more affordable, and give us a total filtration package that will be unequalled as we offer that package with each automated reprocessor we sell.

             Going forward, we plan to structure the operation around three major business segments, the largest being Minntech's renal care group, which will continue to focus on the dialysis market and expand the products and services provided to our strong customer base. Near term, the objective for this group will be to become even more highly integrated and become a value added

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partner with our customers. This will bring product and services closer to the customer in order to reduce his overall operating costs while still maintaining a strong presence in the dialysis market.

             Our second business focus will incorporate the core of MediVators current endoscope reprocessing businesses with Minntech's research, development, and chemistry manufacturing capability. We plan to continue our very successful distribution partnership with Olympus America here in the United States, and we'll expand our world markets in the Pacific Rim and Latin America.

             Minntech's Netherlands operation will be expanded to provide sales and service support for MediVators large installed European customer base. The third area and, as I indicated before, what I believe is one of the most exciting areas for future expansion, will be the filtration and separation group.

             We believe that with strong marketing and sales focus, coupled with Minntech's existing proprietary technology bases, we will be able to shortly become the premiere supplier of highly differentiated niche products for the filtration and separation business, both in healthcare and in non-healthcare areas.

             That just about wraps it up, so I'd like to turn the call back over to Chuck for some additional comments.

CHARLES DIKER: Thank you, Roy. I would like now to introduce Craig again to give you some (salient) facts about the financial numbers of the combined entity.

CRAIG SHELDON: Thank you, Chuck. I'm going to provide just a limited amount of information at this point about the combined results of the two companies.

             As Chuck has previously indicated, annual sales of the combined companies will be approximately $125 million, and the acquisition will be immediately accretive to Cantel's earnings per share.

             On a sales per share basis, the combined companies will generate approximately $20 in sales per share. This compares to Cantel's existing operations, which generate approximately $11 in sales per share. This is an increase of approximately 80 percent in sales per share.

             On a book value per share basis, the combined companies will have a book value per share of approximately eight. This compares with Cantel's current book value per share of 4.5. Again, this is an increase of almost 80 percent.

             That's the extent of the combined information. I'll now turn the call once again back over to Chuck.

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CHARLES DIKER: Thank you, Craig. We expect a joint proxy registration statement to be filed very soon in regard to this transaction, and we urge everybody that has an interest in Cantel or Minntech to secure a copy of the proxy prospectus and to read the documents carefully.

             Now, this concludes our prepared remarks. Although from a legal standpoint we are not in a position to greatly expand on what has already been discussed in the press release or in this presentation, we will entertain a few limited questions about -- a few limited questions anybody might have about the overall transaction.

             At a future date when the proxy is filed and any other information is made public, we can expand the scope of our conversation. So, if I can now open up to questions, we'd be happy to take a few questions.

OPERATOR: Thank you, sir. The question-and-answer session will be conducted electronically. To ask a question, press the star key followed by the digit one on your telephone. Again, that's star, one to ask a question, and we'll take our first question from Kevin Kotler with ABN AMRO.

KEVIN KOTLER: Good afternoon, gentlemen.

ROY MALKIN: Good afternoon, Kevin.

CHARLES DIKER: Good afternoon.

KEVIN KOTLER: Just -- perhaps you can't elaborate on this, but I wanted to ask what -- is there a dollar amount of synergies that you're expecting to take out of the business, and, specifically, can you just give it by either the SG&A and R&D lines?

CHARLES DIKER: I don't think we can comment on that at this point except to say there will be synergies, and I don't think we're allowed legally to talk about what they are and how much they are and where they are, Kevin. It's -- these are the rules, and we have to live by them.

KEVIN KOTLER: Sure, sure. And when you say the -- I guess ((inaudible)) said that this deal would be accretive from day one. Is that assuming any synergies, I guess, or does it assume no synergies?

CHARLES DIKER: Very minor.

KEVIN KOTLER: OK. That was my question. Thanks.

CHARLES DIKER: Right.

OPERATOR: And next, we have Martin Roth with Ferrett Capital Management.

MARTIN ROTH: Hello, gentlemen.

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CHARLES DIKER: Hello.

MARTIN ROTH: I'm here because we're Minntech shareholders, and I want to congratulate you on pulling off a tremendous coup here. I can't understand, frankly, why Minntech, with $15 million in cash and a book value of two-and-a-half times yours, would be willing to sell at such a cheap price. Why are they selling at such a low price?

CHARLES DIKER: As you probably are aware, I am the Chairman of Cantel, and I don't think I'm in a position to speak for Minntech. This is a decision that they have made. It's been voted by their board, and we've had discussions for several months.

             So I think it'd be up to the board of Minntech to answer that question. I can't comment on why they sold at this price, and it's not appropriate to do it.

MARTIN ROTH: Let me ask you this. Have you performed a thorough due diligence at this point? And, also, what members of their management team besides Dr. Shapiro will be coming over?

CHARLES DIKER: We have conducted an intensive due diligence of their -- we have been at this thing for several months. And to answer your second question, Dr. Shapiro will be the only director of Minntech coming on the board of the combined companies.

MARTIN ROTH: OK, thank you.

CHARLES DIKER: And, also, two fairness opinions were issued on this operation, one from Minntech and one from us.

OPERATOR: Moving on, we have Stephen Simpson with US Bancorp Piper Jaffray.

STEPHEN SIMPSON: Hi, guys. We are analysts on Minntech, and, first of all, I want to congratulate you on the deal.

CHARLES DIKER: Thank you.

ROY MALKIN: Thank you.

STEPHEN SIMPSON: My question -- and I don't know how much of a position you are in to discuss this yet. What do you think you'll be doing with Minntech's dialysis centers? Do you think you'll be expanding, contracting, or just kind of sticking with where it's at already?

CHARLES DIKER: Roy, why don't you take that?

ROY MALKIN: Well, I think if you refer back to some of Jim Danehy's, the president of Minntech, comments, the -- we have three centers, and we believe that the future approach over the next six months will be to continue to evaluate these centers, bring on additional patients into the centers, and determine whether or not this is an appropriate strategy moving forward. We'll be heavily

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involved in this -- in this process, and I would believe that within the next six months, we'll have a very definitive handle on our approach and future initiation of additional centers.

STEPHEN SIMPSON: OK. Thank you very much.

OPERATOR: Next, with Heartland Advisors, we have Eric Miller.

ERIC MILLER: Yes, hello, gentlemen.

CHARLES DIKER: Good morning.

ERIC MILLER: Is there a break-up fee associated with this deal, and is Minntech the -- the shares that have been voted -- that are going to be voted for -- is that in a formal lock-up agreement, or if another deal comes along at a better price, can they vote for that?

CHARLES DIKER: Gail, would you like to ...

GAIL WEINSTEIN: Yes, I can respond to that. There is no lock-up on the votes of the shareholders of Minntech with respect to their shareholder vote. There is a termination fee that's payable under certain circumstances, and that will all be described in detail in the proxy statement.

ERIC MILLER: OK, thank you.

OPERATOR: Next, we have Leigh Curry with Gorilla Capital.

LEIGH CURRY: Good afternoon, Charles.

CHARLES DIKER: Good afternoon.

LEIGH CURRY: I just wanted to ask you a quick couple of questions about Minntech, if you can answer them. First of all, in their dialyzer reprocessing -- I guess their Renatron reprocessing stuff -- does that work in the new series of dialyzers that are going to be used at home, as well -- in addition to the ones that are used in the centers?

             And, secondly, could you talk just a minute or two about what exactly the Minntech strategic partnerships are and how that will continue going forward?

CHARLES DIKER: Roy ___

ROY MALKIN: I think I can address that. Certainly, as new equipment emerges to take some of the load off of typical dialysis centers and move those into a home forefront, Minntech will be intimately involved in that process, and we already are from a number of strategic partnerships that I can't specifically delineate here.

LEIGH CURRY: Right.

ROY MALKIN: So I think that as any market shift occurs, we should be on the forefront of that effort. Secondly, you indicated that -- or you asked about Minntech's strategy going forward in this ...

LEIGH CURRY: No, in -- the strategy in the strategic -- the strategic partnerships part that Minntech has.

ROY MALKIN: Well, basically, what we are -- we're doing is we will be expanding the strategic partnership role. As you know, we have partnerships in the oxygenator area, the hemo-concentrators, hemo-filter area, and we will be expanding those as we -- as we see opportunities all around the world. We will be rolling in some of our strategic alliances with Minntech's to even strengthen the chemistry manufacturing capabilities around the world.

LEIGH CURRY: Thank you very much.

             Charles, can you all comment at the current time as to what was the source or the nature of the initial contact or idea between the two companies?

CHARLES DIKER: It was an idea that was generated by some friends of the company, and ...

LEIGH CURRY: A friend of Cantel.

CHARLES DIKER: Yes, and not a professional friend, just a ...

LEIGH CURRY: Right.

CHARLES DIKER: ... a friend-friend, and ...

LEIGH CURRY: Right.

CHARLES DIKER: ... we looked at the idea, and we thought it made a lot of sense. And we went out and we had discussions, and it came about.

LEIGH CURRY: Thank you very much, Charles.

CHARLES DIKER: Thank you.

OPERATOR: And next, we have Robert Salisbury from Fundamental Management Corporation.

ROBERT SALISBURY: Good afternoon and thank you. I have a few financial questions. I understand that you may not be able to answer some of them because you haven't filed a proxy yet.

CHARLES DIKER: Right.

ROBERT SALISBURY: I assume that this will be a purchase transaction and you'll generate good will. Is that correct?

CHARLES DIKER: That is correct.

ROBERT SALISBURY: And when you say that the transaction will be accretive to EPS, that's after good will charges?

CHARLES DIKER: That is correct.

ROBERT SALISBURY: And is that on a pretax basis or only after tax with the use of the NOLs?

CHARLES DIKER: Craig, do you want to answer that?

CRAIG SHELDON: On both.

ROBERT SALISBURY: On both pretax and after tax. And do you expect to be taking any special charges such as a write-off of in-process R&D or something like that?

CHARLES DIKER: Craig?

CRAIG SHELDON: I think that's a question that we're not really prepared to answer at this time. I think between now and the closing -- as you know, in a purchase transaction, we will have to go through a full valuation study of all the -- all the intangible assets and other assets of Minntech, and all that information will be laid out in the proxy statement.

ROBERT SALISBURY: OK. And the last question -- you indicated that prior to the transaction, both companies are without any debt. Can you quantify how much debt you expect to have after the deal is done, or is that again something from the proxy?

CRAIG SHELDON: I think, there again, that's information that will have to wait for the proxy. It obviously depends a bit on what happens between now and the closing and how much cash is available on the respective companies balance sheets at that time.

ROBERT SALISBURY: OK. Thank you very much.

OPERATOR: And next, we have Dana Chandler with Cathay Financial.

DANA CHANDLER: Yes. Good afternoon and congratulations.

CHARLES DIKER: Thank you.

ROY MALKIN: Thank you.

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DANA CHANDLER: Most of my questions have been answered. The only thing that's left is the pricing period. Is that something you'd want to disclose?

CHARLES DIKER: Could you repeat that again? I couldn't hear you.

DANA CHANDLER: The pricing period in relation to the stock exchange ratio and how it's going to be determined prior to the close?

GAIL WEINSTEIN: Yes, I can respond to that. This is Gail Weinstein.

DANA CHANDLER: OK.

GAIL WEINSTEIN: The pricing period with respect to the exchange ratio is the seven trading day period that ends five business days prior to the shareholders meeting, and the shareholders meeting is expected to precede immediately the closing.

DANA CHANDLER: OK. Thank you very much. That's it.

GAIL WEINSTEIN: Thank you.

OPERATOR: And at this time, there are no further questions. I'd like to remind everyone, to ask a question, press star, one. And we do have a question from Brian Long with Chesapeake Partners.

BRIAN LONG: Hi. I was wondering if you could tell us what the average period was to determine the consideration we'll receive.

GAIL WEINSTEIN: Yes. This is Gail Weinstein. It is the seven trading day period that ends five business days prior to the shareholders meeting with respect to the deal, and the closing of the deal is expected to occur immediately after the shareholders meeting.

BRIAN LONG: Great, thank you.

GAIL WEINSTEIN: Thank you.

OPERATOR: As a final reminder, to ask a question, press star, one. And next, we have a private investor, Robert Linton.

ROBERT LINTON: Chuck, have you any idea where this puts you post-merger in terms of the narrow industry that you're in of medical equipment and supplies?

CHARLES DIKER: I'm not sure I understand ...

ROBERT LINTON: In the Jack Welch terms of always wanting to be number one or two, do you know ...

ROY MALKIN: Can I answer that, Chuck?

CHARLES DIKER: Yeah, go ahead, Roy.

ROY MALKIN: Yeah, this is a really exciting area for us. We will be number one in the United States market for the reprocessing of multiple-use dialyzers. We'll be number two in the United States for the reprocessing of endoscopes.

             Around the world, from an endoscope reprocessing standpoint, we are either the number one or number two imported product in each country, and we will be rapidly expanding Minntech's role in dialyzer reprocessing around the world.

ROBERT LINTON: Thank you.

OPERATOR: Next we have Moon Chowdhury with UCSG.

MOON CHOWDHURY: Hi. I have a quick question. When do you expect to publish the full offer document? Is that going to come with the proxy?

GAIL WEINSTEIN: This is Gail Weinstein. There is no separate offer document. This is going to be a one-step merger transaction. So the proxy will be filed shortly, and there will be no separate offer document.

MOON CHOWDHURY: Thank you.

OPERATOR: And, Mr. Diker, there are no further questions at this time.

CHARLES DIKER: Well, thank you very much for your participation, and we look forward to having further conversations and further relations with our shareholders and, hopefully, our new shareholders once this merger is consummated.

             Thank you very much for your time and effort. Bye.

OPERATOR: That concludes today's teleconference. Thank you for joining us.

                                       END



IMPORTANT INFORMATION: It is anticipated that in connection with the proposed transaction, Cantel will file a registration statement with the Securities and Exchange Commission that will include a joint-proxy statement/prospectus directed to the stockholders of both Cantel and Minntech. Materials filed with the SEC will be available electronically, without charge, at the Internet site maintained by the SEC. The address of that site is www.sec.gov.

Cantel and Minntech, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Cantel and Minntech in connection with the merger. Information about the directors and executive officers of Cantel and their ownership of Cantel stock is set forth in Cantel's Annual Report on Form 10-K for the fiscal year ended July 31, 2000. Information about the directors and executive officers of Minntech and their ownership of Minntech stock is set forth in the proxy statement for Minntech's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

All statements in this transcript that do not directly and exclusively relate to historical facts constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include (but are not limited to) statements as to the expected benefits of the merger and to the financial condition of the combined company and other statements that may be identified by the use of the words "anticipate," "believe," "estimate," "expect," "intend," and similar expressions. These forward-looking statements represent Cantel's current intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, many of which are beyond the control of Cantel, that may cause actual results to differ materially. Among these risk factors is the risk that the transaction may not be consummated due to the failure to obtain necessary stockholder approvals, other conditions to closing of the transaction not being satisfied, or the committed financing for the merger, which is subject to certain conditions, not being funded. Second, if the transaction is consummated, factors that could cause actual results, performance or achievements of Cantel, Minntech or the combined company to differ materially from such forward-looking statements include, but are not restricted to, risks associated with the financing being obtained to complete the merger; the possibility that the combined company will be unable to realize the anticipated benefits and synergies of the merger; difficulties associated with successfully integrating Cantel's and Minntech's businesses and technologies and the costs associated with this integration; the possible failure of the combined company to retain and hire key executives, technical personnel and other employees; difficulties associated with the combined company managing its growth and the difficulty of successfully managing a larger organization; the possible failure of the combined company to successfully manage its changing relationships with customers, suppliers, distributors, and strategic partners; the combined company's ability to compete in highly competitive markets characterized by changing technology; and the combined company's ability to maintain customer acceptance of its products by meeting shifting consumer demands and changing requirements. Other factors that could affect Cantel or the combined company's actual results include risks identified in Cantel's and Minntech's respective annual or periodic reports filed with the SEC. All of the risk factors included in these filed documents are included herein by reference. The forward-looking statements included in this document are made only as of the date of this document. Cantel disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.